Exhibit 99.23

Volaris Reports October 2019 Traffic Results:

18% Passenger Growth and 86% Load Factor

Mexico City, Mexico. November 4, 2019 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reported October 2019 and preliminary year to date traffic results.

In October 2019, capacity measured by ASMs (Available Seat Miles) increased by 17.3% vs the same period of last year, with the demand measured by RPMs (Revenue Passenger Miles) showing an increase of 17.8%. Volaris carried 1.9M passengers in total (18.1% increase vs the same period of last year), with a load factor increase of 0.4 pp vs the same period of last year, for a total of 85.8%.

During October 2019, Volaris started to operate three domestic routes and one international route. In the domestic market: 1) Monterrey, Nuevo Leon to Oaxaca, Oaxaca; 2) Monterrey, Nuevo Leon to Los Cabos, Baja California; and 3) Tijuana, Baja California to Tapachula, Chiapas. On the international market: Leon, Guanajuato to Fresno, California.

Volaris’ President and Chief Executive Officer, Enrique Beltranena, commented on the traffic results for October: “Passenger demand continues to be solid for Volaris, positioning the airline as the domestic market leader during 2019. Volaris is the only carrier in the history of aviation in the country that has transported over 21 million passengers during a twelve-month period”.

The following table summarizes Volaris’ traffic results for the month and year to date.

	October 2019	October 2018	Variance	October YTD 2019	October YTD 2018	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,268	1,119	13.2%	12,250	10,346	18.4%
International	493	376	31.3%	5,022	4,166	20.5%
Total	1,761	1,495	17.8%	17,272	14,512	19.0%
ASMs (in millions, scheduled & charter)
Domestic	1,440	1,260	14.3%	13,989	11,947	17.1%
International	613	491	25.0%	6,263	5,341	17.3%
Total	2,053	1,751	17.3%	20,252	17,288	17.1%
Load Factor (in %, scheduled)
Domestic	88.0%	88.8%	(0.8) pp	87.6%	86.6%	1.0 pp
International	80.5%	76.6%	3.9 pp	80.2%	78.1%	2.1 pp
Total	85.8%	85.4%	0.4 pp	85.3%	84.0%	1.3 pp
Passengers (in thousands, scheduled & charter)
Domestic	1,523	1,320	15.4%	14,592	12,107	20.5%
International	348	265	31.3%	3,516	2,911	20.8%
Total	1,871	1,585	18.1%	18,108	15,018	20.6%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 191 and its fleet from four to 81 aircraft. Volaris offers more than 386 daily flight segments on routes that connect 40 cities in Mexico and 25 cities in the United States and Central America with one of the youngest fleet in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for ten consecutive years. For more information, please visit: www.volaris.com.

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100